Filed by XCare.net, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Healthcare.com Corporation

Commission File No. 000-27056

POWER POINT PRESENTATION OF XCARE.NET, INC.

MAY 15, 2001

[HTML VERSION OF PRESENTATION]

2001 Strategic Objectives

- **Drive to Profitability**
  - **Productivity**
  - **Expense Management**
  - **Grow Revenue**
- **Scale**
  - **Profitable Acquisitions**
    - **Technology**
    - **Services**
  - **Distribution of XTiera**
- **Recognition**
  - **Capitalize on Core Successes**
  - **Improve Public Relations**

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XTiera Platform Goals

- **Rapid Application Development, Deployment, and Integration**
  - **Enterprise Application Integration Kits**
    - **Focus on Increasing the Number of Connectors and Adaptors to Legacy Systems**
  - **Front-end Toolkits/Templates for Faster Development of Transactions and Workflow**
  - **Will Build and Buy according to opportunity**

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Company Summaries

- **Healthcare.com**
  - Leading provider of data access, integration, indexing and delivery solutions
  - 2000 customer sites
  - 380 employees
  - Profitable and growing revenue base
  - Q1 2001 Revenue - $13.4 million, EPS $0.17
  - Best-of-Breed EAI tools supporting XML-based technology messaging
- **Confer Software**
  - Leading provider of eBusiness Process Management (eBPM) software infrastructure, tools and applications
  - ConferWeb™
  - Well recognized and respected R&D team
  - XML-based technology platform
  - Tier 1 Sales Pipeline

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Transaction Summary

- **Healthcare.com**
  - 0.375 shares of XCare.net stock for each share of Healthcare.com stock
  - Healthcare.com would own 37.5% of the combined company
  - Transaction value of approximately $84 million as of Monday's XCAR closing price of $7.50 per share
- **Confer**
  - 595,000 shares of XCare.net stock
  - $450,000 cash
- **Purchase Accounting**
- **Confer – Anticipated Closing in Q2 2001**
- **Healthcare.com - Anticipated Closing in Q3 2001**

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Financial Summary

- **Expected Profitability to Q3 2001**
- **Anticipated to be Earnings Accretive**
- **Pro forma Q1 2001 annualized revenues of approximately $87.5 million (excluding amortization of warrants)**
- **Pro forma cash and equivalents of over $75 million (as of 3/31/01)**

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Combined Company's Profile

600 Employees

R&D
Santa Clara, CA
Corporate Headquarters
Denver, CO
eSolutions Center
New York, NY
Columbus, OH
eSolutions Center
Los Angeles CA
ASP Center
Albequerque, NM
Dallas, TX
Atlanta, GA
South Carolina

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XTiera Product Suite
A Complete Integrated Solution

Browser
Cellular
PDA
Reporting
Vertical Templates
Security
Branding Templates
Workflow
Vertical Applications
XTiera™ Studio
InsureNet – Healthcare.com
RecordNet – Healthcare.com
eAdjudicator – XCare.net
Disease Manager – Confer Software
Utilization Manager – Confer Software
Emerge – Healthcare.com
ConferWeb – Confer Software
Web: Audio Visual
XTiera™ Transaction Switch
Web: Text Content
WebConX – Healthcare.com
SupplyConX – Healthcare.com
WAPConX – Healthcare.com
HostConX – Healthcare.com
ScreenConX – Healthcare.com
DataConX – Healthcare.com
Cloverleaf ConX – Healthcare.com
Enterprise Application Integration Kits
Legacy Systems

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Management

- CEO- Lorine Sweeney - XCare
- CFO – Gary Scherping - XCare
- President and COO – Robert Murrie – Currently CEO and President of Healthcare.com
- CTO – Ann Ting – Confer
- Business Development and Channel Marketing – Tom Pianko -XCare

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Additional Information

- XCare.net plans to file a Registration Statement on SEC Form S-4 in connection with the merger and XCare.net and Healthcare.com expect to mail a Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.
- The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about XCare.net, Healthcare.com, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, XCare.net and Healthcare.com file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. XCare.net and Healthcare.com's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.
- XCare.net and its officers and directors may be deemed to be participants in the solicitation of proxies from XCare.net 's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in XCare.net 's proxy statement for its annual meeting of stockholders filed with the Securities and Exchange Commission on April 30, 2001. This document is available free of charge at the Commission's web site at http://www.sec.gov.

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Q&A

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THIS DOCUMENT IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE EXCHANGE ACT OF 1934. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SALE OF SECURITIES.

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

XCare.net will be filing an S-4 registration statement and other documents with the Securities and Exchange Commission (SEC). The registration statement will contain a prospectus of XCare.net relating to the common stock to be issued in the merger and a joint proxy statement of Healthcare.com and XCare.net relating to the approval of the merger by Healthcare.com’s and XCare.net’s respective stockholders. Investors and stockholders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the joint proxy statement/prospectus and other documents filed by XCare.net and/or Healthcare.com free of charge at the SEC’s web site, www.sec.gov, from XCare.net investor relations at 6400 Fiddler’s Green Circle, Suite 1400, Englewood, Colorado 80111, Attention: Christine Mohrmann / Eric Boyriven or from Healthcare.com investor relations at 1850 Parkway Place, Suite 1100, Marietta, Georgia 30067, Attention: Shannon Hodges. In addition to the registration statement and the joint proxy statement/prospectus, XCare.net and Healthcare.com file annual, quarterly and special reports, proxy statements and other information with the SEC, which are also available free of charge at the SEC’s web site, www.sec.gov, or from XCare.net or Healthcare.com by directing such requests to the respective investor relations contacts listed above.

Healthcare.com, XCare.net and each company’s respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Healthcare.com in connection with the acquisition. Information about the directors and executive officers of Healthcare.com and their ownership of Healthcare.com stock is set forth in the proxy statement for Healthcare.com’s 2001 annual meeting of stockholders held on May 11, 2001. Information about the directors and executive officers of XCare.net and their ownership of XCare.net stock is set forth in the proxy statement for XCare.net’s 2001 annual meeting of stockholders to be held on June 7, 2001. The proxy statements for Healthcare.com’s and XCare.net’s 2001 annual meetings are available free of charge at the SEC’s web site, www.sec.gov, or from XCare.net or Healthcare.com by directing such requests to the respective investor relations contacts listed above. Investors and stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.